November 15, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	ING U.S., Inc.
Registration Statement on Form S-4
Filed October 11, 2013
File No. 333-191709

Dear Mr. Riedler:

This is to confirm that ING U.S., Inc. (the “Company”) is registering the exchange offer described in the above-referenced registration statement (an “Exchange Offer”) in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989); Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991); and Shearman & Sterling, SEC No Action Letter (July 2, 1993) (collectively, the “Letters”). In addition, as requested in your letter to the Company of October 23, 2013, we represent with respect to the Exchange Offer that:

1.	The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer (the “Exchange Securities”) and to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Securities (1) may not rely on the staff position enunciated in the Letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.	A broker-dealer may participate in the Exchange Offer with respect to securities that are currently outstanding (“Initial Securities”) acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of Exchange Securities received in exchange for such Initial Securities, the broker-dealer complies with the prospectus delivery requirements of the Securities Act, (the prospectus for the Exchange Offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions although such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker-dealer); and (ii) the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Securities.

3.

The Company (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in Paragraph 2 above in connection with any resale of such Exchange Securities; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer an additional provision to the effect that if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

/s/ EWOUT L. STEENBERGEN
Ewout L. Steenbergen
Executive Vice President and Chief Financial Officer